

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-mail</u>
Joseph McMurry
Chief Executive Officer
Book It Local, Inc.
2003 Symphony Lane
Indian Trail, NC 28079

> **Re: Book It Local, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **Response dated January 22, 2013**
> **File No. 333-183983**

Dear Mr. McMurry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please clarify that the registered shares will be resold at a fixed price for the duration of the offering. For example, we note the following inconsistent disclosure:

    - The fourth paragraph on the prospectus coverpage states the "sales price to the public is fixed at $0.05 per share until such time as the shares of common stock become traded on the Over The Counter Bulletin Board or some exchange."
    - The second paragraph in the Terms of the Offering section on page 6 states that "$0.05 is a fixed price at which the selling security holders may sell their shares until our common stock is quoted on the OTC Bulletin Board or another Exchange."
    - The first paragraph in the Plan of Distribution section on page 15 states that "selling security holders may sell some or all of their shares at a fixed price of

> $0.05 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices."

- The second paragraph in the Plan of Distribution section on page 15 states that "sales by a selling security holder must be made at the fixed price of $0.05 until a market develops for the stock."

Please note that this list is not exhaustive.

Terms of the Offering, page 6

2. We note your response to comment 4 from our letter dated December 21, 2012. You state that you have not raised any capital since August 31, 2012. However, on page 13, you state that "our Regulation D offering completed on September 6, 2012." Please reconcile. In addition, please disclose when the company stopped soliciting investors pursuant to this private placement.

Selling Security holders Table, page 13

3. Please revise the selling stockholders table per Item 507 of Regulation S-K. It appears certain selling stockholders (i.e. G9 Holdings, LLC, GW Grace, LLC, and Winchester Investments, LLC) may have a material relationship with your company in the past three years. Please advise. Further, add columns to show the number of shares to be offered pursuant to the prospectus and the percentage of the class to be owned after the offering.

Plan of Distribution, page 15

4. Please clarify that the selling stockholders are underwriters within the meaning of the Securities Act.

Executive Compensation, page 30

Summary Compensation Table, page 30

5. We note that summary compensation table sets forth the compensation for Mr. McMurry from inception to November 30, 2012. Please explain to us why you have added a row for 2013 compensation.

Financial Statements

Balance Sheets, page F-11
Statements of Changes in Stockholders' Equity, pages F-5 and F-13
Statements of Cash Flows, page F-14

6. Please correct the revision to the financing activities cash flow section for the cumulative
    August 11, 2012 (inception) to November 30, 2012 period to report the actual cash flows
    from the issuance of common stock in August 2012. Reconcile the amounts presented to
    the opening and closing balance sheets and the statement of changes in stockholders'
    equity with the comparable amounts presented in the statements of cash flows.

Part II – Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page 35

7. Please disclose the date of sale for the securities sold in your Regulation D offering
    pursuant to Item 701(a) of Regulation S-K.

Exhibit 5.1

8. We note your response to our comment 12 from our letter dated December 21, 2012.
    However, your opinion of counsel still states that the shares "to be issued" are validly
    authorized, validly issued, fully paid and non-assessable. The shares being registered in
    this offering have already been issued by the registrant and are being registered for resale.
    Please revise your opinion to reflect that the shares being offered for resale are validly
    authorized, validly issued, fully paid and non-assessable.

        You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding
comments on the financial statements and related matters. Please contact Brandon Hill, Attorney
Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at
(202) 551-3810 with any other questions.

                                              Sincerely,

                                              /s/ Celeste M. Murphy for

                                              Larry Spirgel
                                              Assistant Director